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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Insight Enterprises, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

1305 West Auto Drive

Address of Principal Executive Office (Street and Number)
Tempe, Arizona 85284

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the current report on Form 8-K filed by Insight Enterprises, Inc. (the “Company”) with the Securities and Exchange Commission on February 10, 2009, the Company announced that it is in the process of reviewing its historical accounting treatment since 1996 of certain aged trade credits created in the ordinary course of business and is in the process of conducting an assessment of internal control over financial reporting. The Audit Committee of the Company’s Board of Directors (the “Audit Committee”) concluded, after discussions and consultations with management and the Company’s independent registered public accounting firm, and upon management’s recommendation, that certain of the Company’s historical financial statements will require restatement. In addition, the Company announced that it has concluded that a material weakness exists in its internal control over financial reporting. The Company’s review of its historical accounting practices and the Company’s assessment of its internal controls over financial reporting are still ongoing. Accordingly, the Company will not be in a position to timely file its Annual Report on Form 10-K for the year ended December 31, 2008. The Company plans to file its Annual Report on Form 10-K for the year ended December 31, 2008 as soon as practicable, but does not expect that it will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.

The Company expects that the restatement of its financial statements will include a material reduction of retained earnings as of December 31, 2004 related to the accumulation of such errors in prior periods. Because management’s and the Audit Committee’s review of the Company’s historical accounting practices is still ongoing, the Company has not determined the final aggregate amount of the required restatement or the amount in any specific period; however, the Company expects the total restatement charge to be between $50 million and $70 million, excluding any tax effects. The Company expects that the final settlement of these liabilities may take multiple years and may be settled for less than the estimated liability. However, the Company cannot provide any assurances that the final settlement will be materially lower.

The Company has informed the administrative agents under its revolving credit facility, its accounts receivable securitization financing facility and its inventory financing facility of its intention to restate its financial statements and the status of its ongoing accounting review, and has requested and obtained waivers from default with respect thereto from its administrative agents under those facilities. Under the terms of those waivers, the Company has until May 15, 2009 to deliver its restated consolidated financial statements for the fiscal year ended December 31, 2007, its restated selected quarterly financial information for each of the three fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, and its consolidated financial statements for the fiscal year ended December 31, 2008.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Glynis A. Bryan	(480)	333-3390
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the Company’s press release issued on February 9, 2009 and included as an exhibit to the Company’s Current Report on Form 8-K filed February 10, 2009, in which the Company reported preliminary financial results for the fourth quarter, which results specifically excluded the effect of the Company’s announced restatement and other final year end and tax adjustments, and indicated decreases in the Company’s net sales, gross profit and net income compared to the corresponding quarter for 2007. For the reasons set forth in Part III, above, the Company cannot at this time provide a reasonable estimate of the results of operations for the fiscal year ended December 31, 2008 compared to such 2007 results.

Certain statements in this Notification of Late Filing on Form 12b-25 are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including statements about the expected effects of the restatement, are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statement. Some of the important factors that could cause the Company’s actual results to differ materially from those projected in any forward-looking statements, include, but are not limited to, the factors discussed in “Risk Factors” in Part I, Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and in Part II, Item 1A of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. Additionally, there may be other risks that are otherwise described from time to time in the reports that the Company files with the SEC. Any forward-looking statements in this Notification should be considered in light of various important factors, including the risks and uncertainties referred to above, as well as others. The Company assumes no obligation to update, and does not intend to update, any forward-looking statements. The Company does not endorse any projections regarding future performance that may be made by third parties.

Insight Enterprises, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2009	By	/s/ Glynis A. Bryan

Glynis A. Bryan
Chief Financial Officer